UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
(Rule 13e-4)

TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Final Amendment)

Ares Strategic Income Fund
(Name of Issuer)
Ares Strategic Income Fund
(Name of Person(s) Filing Statement)
Class I Shares of Beneficial Interest
(Title of Class of Securities)
04020E404, 04020E107 and U2225W101
(CUSIP Number of class of securities)
Class D Shares of Beneficial Interest
(Title of Class of Securities)
04020E305
(CUSIP Number of class of securities)
Class S Shares of Beneficial Interest
(Title of Class of Securities)
04020E206
(CUSIP Number of class of securities)

Ian Fitzgerald
General Counsel
Ares Strategic Income Fund
245 Park Avenue, 44th Floor
New York, NY 10167
(212) 750-7300
(Name, Address and Telephone No. of Person Authorized to Receive
Notices and Communications on Behalf of the Person(s) Filing Statement)

COPIES TO:
Monica J. Shilling, P.C. Van Whiting Kirkland & Ellis LLP 2049 Century Park East, 37th Floor Los Angeles, California 90067 (310) 552-4200	Nicole M. Runyan, P.C. Kirkland & Ellis LLP 601 Lexington Avenue New York, New York 10022 (212) 446-4800
May 20, 2026
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐
Check the box if the filing relates solely to preliminary communications made before commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐
third-party tender offer subject to Rule 14d-1.

☒
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

The purpose of this Amendment No. 3 (the “Amended Final Amendment”) to the Statement (as defined below) is to correct certain information contained in Amendment No. 2 to the Issuer Tender Offer Statement on Schedule TO filed by Ares Strategic Income Fund (the “Fund”) with the Securities and Exchange Commission on June 26, 2026 in connection with a third-party administrative error.
This Amended Final Amendment relates to the Issuer Tender Offer Statement on Schedule TO (the “Statement”) originally filed by the Fund on May 20, 2026 and amended and supplemented on June 25, 2026 and June 26, 2026 in connection with an offer by the Fund (the “Offer”) to purchase up to 5% of its outstanding common shares of beneficial interest, par value $0.01 per share (including Class I common shares of beneficial interest, Class D common shares of beneficial interest, and Class S common shares of beneficial interest, collectively, the “Shares”) as of April 30, 2026 at a price equal to the net asset value per Share of the applicable class as of May 31, 2026 (the “Valuation Date”), upon the terms and subject to the conditions set forth in the Offer to Purchase filed as Exhibit (a)(1)(ii) to the Statement (the “Offer to Purchase”).
This is the Final Amendment to the Statement and is being filed to report the results of the Offer. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.
The following information is furnished pursuant to Rule 13e-4(c)(4):
1.
The Offer expired at 4:00 p.m., Eastern Time, on June 18, 2026.

2.
56,892,248 Shares of the Fund were validly tendered and not withdrawn prior to the expiration of the Offer. The Fund accepted for purchase 19,767,194 Shares on a pro rata basis based on the number of tendered Shares subject to “odd lot” priority for holders of fewer than 100 Shares as described in the Offer to Purchase, representing 34.7% of the Shares of the Fund that were validly tendered and not withdrawn prior to the expiration of the Offer.

3.
The aggregate net asset value of Shares tendered pursuant to the Offer was calculated as of the Valuation Date in the amount of $1,536,090,691.

4.
The payment of the purchase price of the Shares tendered was made in the form of cash to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. Pursuant to the Offer, the Fund paid on or about June 26, 2026 to the tendering Shareholders a total of $533,649,802, representing the net asset value of the total amount of the Shares accepted for purchase, less the early repurchase deduction, as applicable. Such Shares were repurchased at a price of $27.00 per Share, which was the net asset value per Share of the applicable class as of the Valuation Date, less the early repurchase deduction, as applicable.

Except as specifically provided herein, the information contained in the Statement, as amended, and the Transmittal Letter remains unchanged and this Amended Final Amendment does not modify any of the information previously reported on the Statement, as amended, or the Transmittal Letter.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
ARES STRATEGIC INCOME FUND
By:
/s/ Scott C. Lem

Name: Scott C. Lem
Title:   Chief Financial Officer and Treasurer
Dated: July 28, 2026

EXHIBIT INDEX
EXHIBIT
EX-FILING FEES	Calculation of Filing Fee Tables